September 26, 2005



Mail Stop 4561

Mr. Lawrence Barker
President and Chief Executive Officer
Visual Networks, Inc.
2092 Gaither Road
Rockville, Maryland 20850

Re:	Visual Networks, Inc.
  	Registration Statement on Form S-3
      Filed on September 7, 2005
	File No. 333-128145

Dear Mr. Barker:

	This is to advise you that we have limited our review of the above-referenced filing to the matters addressed in the comments below. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that you have outstanding comments on your Form 10-K for the year ended December 31, 2004 and Forms 10-Q for the quarters ended March 31 and June 30, 2005. Be advised that these comments must be resolved before the desired effective date of your Form S-3.
2. We note that you have outstanding comments on your confidential treatment requests, Control Numbers 17176, 16907 and 16912. Be advised that these comments must be resolved before the desired effective date of your Form S-3.

Selling Stockholders, page 9
3. We note disclosure in your amended Preliminary Proxy Statement filed on September 23, 2005 that if your stockholders do not approve the issuance of shares of upon conversion of notes subject to this registration statement, the notes will be in default. Further, you state that upon default the investors could "declare all amounts under the Notes to be immediately due and payable and to realize on their collateral interest in our assets."  Please revise this section
to disclose this information as stated in your amended Proxy Statement. As a reminder, all material terms of the notes and any other material relationship which the selling stockholders had within the past three years with the registrant should be disclosed pursuant
to Item 507 of Regulation S-K.   Please also revise disclosure in
your "Risk Factors" section to discuss the possibilities of not obtaining stockholder approval and the resulting effects on Visual Networks, Inc. and this offering.

* * * * *

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions, please call Adam Halper, at (202) 551-3482. If you require additional assistance you may contact
Anne
Nguyen, Special Counsel at (202) 551-3611 or the undersigned, at
(202) 551-3730.

									Sincerely,


									Barbara C. Jacobs
									Assistant Director



cc:  	Via facsimile:  410-580-3170
      Jason C. Harmon
      DLA Piper Rudnick Gray Cary US LLP
      6225 Smith Avenue
      Baltimore, Maryland 21209


??

??

??

??

Mr. Lawrence Barker
Visual Networks, Inc.
September 26, 2005
Page 1